1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number	Page
1.1 Press Release dated October 28, 2004	4

1.2 Announcement of Postponement of Board Meeting dated October 28, 2004	5

FORWARD-LOOKING STATEMENTS

The Press Release and the Announcement of Postponement of Board Meeting of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: October 28, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

TOM Online Postpones Announcement of Its Third Quarter 2004 Results

(Hong Kong, October 28, 2004) TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM stock code: 8282) a leading mobile internet company in China, will postpone the announcement of its financial results for the quarter ended September 30, 2004, to November 10, 2004, which was originally scheduled for Friday, October 29, 2004 at 16:00 Hong Kong time.

The new date and time for the results announcement

A press conference will now be hosted at Jasmine Room, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong at 16:00 on November 10 (Hong Kong time), followed by an analyst meeting at 17:30.

Following the announcement, TOM Online’s management team will host a conference call at 11:00 AM EST (23:00 Hong Kong, Perth Time), November 10, 2004 to present an overview of the company’s financial performance and business operations.

The dial-in number for the call is +10800-8520823 (China North), +10800-1520823 (China South), +852-22584002 (Hong Kong), +0800-0967428 (United Kingdom), +877-542-7993 (the United States). The passcode is TOM ONLINE.

The conference call will also be broadcasted live. Please visit the URL:http://ir.tom.com.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM stock code: 8282) is a leading mobile Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless value-added services, online advertising and commercial enterprise solutions. The company offers an array of services such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless value added service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Media Enquiry:

Rico Ngai TOM Online Inc. +86 10 6528 3399 (ext. 6940) +86-139-118-95354 ricongai@bj.tom.com	Wayne Fong Weber Shandwick in Hong Kong +852-25339914 wfong@webershandwick.com	Marilynn Meek Financial Relations Board Weber Shandwick in New York +1-212-445-8451 mmeek@financialrelationsboard.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

POSTPONEMENT OF BOARD MEETING

Reference is made to the announcement dated 18 October 2004 of TOM Online Inc. (the “Company”) giving notice of a meeting of the board of directors (“Board”) of the Company to be held on 29 October 2004 to approve, inter alia, the third quarterly results of the Company and its subsidiaries for the nine months ended 30 September 2004 (“Third Quarterly Results”).

The Board announces that the board meeting to approve the Third Quarterly Results will be postponed to 10 November 2004 at 9:30 a.m..

The directors of the Company have confirmed that they have not dealt in any shares of the Company during the one month period immediately preceding 15 October 2004 (being the first date notified to The Stock Exchange of Hong Kong Limited of the date of board meeting) and they will not deal in the shares of the Company until the Third Quarterly Results are released and published.

By Order of the Board

TOM ONLINE INC.

Angela Mak

Company Secretary

Hong Kong, 28 October 2004

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose